330 Bay Street, Suite 1400, Toronto, ON M5H 2S8 www.western-uranium.com

September 10, 2021

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Uranium & Vanadium Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed April 15, 2021
File No. 000-55626

Ladies and Gentlemen:

We have received your letter dated August 26, 2021 regarding the Staff’s review of the above referenced Form 10-K annual report.

In your letter you asked us to respond to your comments within ten business days by providing the requested information or advise you when we will respond.

We are writing to let you know we require additional time to respond. We are working on the responses to your comments and expect to be able to submit our response letter on or before Friday, September 17, 2021. We hereby request your approval of that five business day extension of time to respond.

Sincerely,

/s/ Robert Klein
Robert Klein
Chief Financial Officer